PROSPECTUS SUPPLEMENT NO. 72                   Filed Pursuant to Rule 424(b)(3)
To the Prospectus dated January 5, 1998,             Registration No.: 333-1926
As Supplemented To Date

                               Option to Purchase

                                  7,000 Shares

                                       of

                              Class B Common Stock

         This Prospectus Supplement relates to the issuance by Doctors Health, Inc., a Delaware corporation ("Doctors Health") of an Option (the "Option") to purchase 7,000 shares of its Class B Common Stock par value $.01 per share ("the Class B Common Stock") pursuant to Option Agreement (the "Option Agreement") to be entered into among Christine Saba, M.D. ("Employee") and Doctors Health. This Prospectus Supplement should be read in conjunction with the Prospectus dated January 5, 1998 and the Prospectus Supplement No. 62 dated February 13, 1998 which contains the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1997; and Prospectus Supplement No. 70 which contains the Shareholders Letter Agreement.

         Doctors Health's principal executive office is located at 10451 Mill Run Circle, Tenth Floor, Owings Mills, Maryland 21117, telephone number (410) 654-5800.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER OF ANY PERSON TO EXCHANGE OR SELL, OR A SOLICITATION FROM ANY PERSON OF AN OFFER TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS SUPPLEMENT FROM ANY PERSON, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROSPECTUS SUPPLEMENT RELATES SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED THEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ----------------

         See "Risk Factors" referred to on page S-2 hereof for certain information that should be considered in connection with an investment in securities of Doctors Health.

         The date of this Prospectus Supplement is April 1, 1998.

                                  RISK FACTORS

Financial Performance of Doctors Health

         Doctors Health has a limited operating history and for the fiscal year ended June 30, 1997 and the six months ended December 31, 1997, recorded a net loss of approximately $14.8 million and $8 million, respectively. Doctors Health is likely to record a net loss for the fiscal year ending June 30, 1998. There can be no assurance that Doctors Health will earn operating profits after completion of this transaction.

Risk Factors set forth in the Prospectus dated January 5, 1998

         The Risk Factors set forth in the Prospectus are incorporated herein by reference and should be read carefully by investors.

     PROPOSED OPTION AGREEMENT AMONG DOCTORS HEALTH AND CHRISTINE SABA, M.D.

         The following description of the transactions contemplated by the Option Agreement does not purport to be complete and is qualified in its entirety by reference to the Option Agreement, a copy of which is attached to this Prospectus Supplement as Annex A and is incorporated herein. Employee is urged to read the Option Agreement in its entirety.

General

         Pursuant to the Option Agreement, Doctors Health has granted to Employee an option to purchase 7,000 shares of Doctors Health Class B Common Stock for an exercise price of $.01 per share.

Vesting

         No portion of the Option granted to the Employee shall be exercisable by the Employee prior to the time such portion of the Option has become vested. Unless the Option has earlier terminated pursuant to the provisions of this Agreement, vesting of the Option shall become vested as follows: (a) the Option to purchase 3,000 shares of Class B Common Stock shall vest and be exercisable on October 1, 1999 to the extent that the Employee has achieved at least 5,000 patient encounters or gross revenues from the practice of medicine in the Care Center of Dr. Robbie Moyer and Dr. Naseem Humayun of $240,000 per year (the "Performance Criteria"); and (b) the Option to purchase 4,000 shares of Class B Common Stock shall vest and be exercisable at the rate of 1,000 Options per year on October 1st of each year beginning on October 1, 2000 to the extent that the Employee has achieved the Performance Criteria with respect to the 12-month period ending on September 30th of each year. Satisfaction of the Performance Criteria shall be determined by Dr. Robbie Moyer and/or Dr. Naseem Humayun, and such determination shall be set forth in a written notice to the Employee.

Termination

         Options granted to the Employee shall terminate with respect to any shares of Class B Common Stock as to which the Option has not been exercised effective on the date Employee is no longer employed by Doctors Health, Doctors Health Montgomery, LLC, or an affiliate of Doctors Health for any reason other than Employee's death or Disability.

                    RESALE OF OPTION AND CLASS B COMMON STOCK

         The Option and the Shares offered by this Prospectus Supplement have been registered under the Securities Act. The shares issuable upon exercise of the Option will be subject to the Stockholders Agreement attached hereto as Annex B and therefore, will not be freely transferable. The Option is nontransferable. In addition, there is no public market for the Option or the Class B Common Stock.

                                  LEGAL MATTERS

         The validity of the Class B Common Stock offered hereby have been passed upon for the Company by Venable, Baetjer and Howard, LLP, Baltimore, Maryland.

                                     ANNEXES

         Annex A - Option Agreement between Doctors Health, Inc. and Christine Saba.

         Annex B - Form Shareholders Letter Agreement (delivered to Employee as Prospectus Supplement No. 70).

         Annex C - Quarterly Report on Form 10-Q for the period ended December 31, 1997 (delivered to Employee as Prospectus Supplement No. 62).

                                     ANNEX A

                              DOCTORS HEALTH, INC.

                                OPTION AGREEMENT

                  This Option Agreement (the "Option Agreement") is entered into this ____day of ___________, 1998, by and between Doctors Health, Inc., a Delaware corporation ("DH"), and Christine Saba, M.D. (Optionee").

                                    RECITALS:

                  1. DH has registered certain shares of its Class B Common Stock, par value $.01 per share ("Class B Common Stock") and options to acquire Class B Common Stock ("Options") with the Securities and Exchange Commission ("SEC") and with certain applicable states.

                  2. Pursuant to such registration, DH is offering of some or all of such registered securities (the "Offering"), the terms of which are set forth in a Prospectus and a Prospectus Supplement (together referred to herein as the "Prospectus") that are part of the registration statement on Form S-1 filed with the SEC (the "Registration Statement").

                  3. Optionee desires to acquire the securities offered pursuant to the terms of the Offering in connection with her employment with Doctors Health Montgomery, LLC, an affiliate of Doctors Health.

                  4. Pursuant to the Offering, the Company has agreed to grant Optionee Options to purchase 7,000 shares of Class B Common Stock.

                                   AGREEMENTS:

                  In consideration of the foregoing, the parties hereto agree as follows:

                                    ARTICLE 1
                                   DEFINITIONS

                  For the purposes of this Option Agreement, the definitions set forth in Sections 1.1 through 1.12 shall be applicable.

                  Section 1.1 Affiliate. "Affiliate" shall mean any entity, whether now or hereafter existing, which controls, is controlled by, is under common control with, or whose medical practice is affiliated with, the Corporation (including, but not limited to, joint ventures, limited liability companies, and partnerships). For this purpose, "control" shall mean ownership of 50% or more of the total combined voting power of all classes of stock or interests of the entity.

                  Section 1.2 Class B Common Stock. "Class B Common Stock" shall mean shares of DH's authorized but unissued Class B common stock, par value of one cent ($0.01) per share.

                  Section 1.3 Exercise Date. "Exercise Date" shall mean the date on which the Compensation Committee of DH (the "Committee") receives the written notice required under Section 3.2 of this Option Agreement that Optionee has exercised the Option.

                  Section 1.4 Grant Date. "Grant Date" shall mean the date on which DH issues an Option to Optionee pursuant to this Option Agreement.

                  Section 1.5 Offering. "Offering" shall mean the offering of securities by DH pursuant to which Optionee is acquiring the Options, the terms of which are set forth in the Prospectus.

                  Section 1.6 Options. "Options" shall mean those options to acquire shares of Class B Common Stock of DH granted to Optionee pursuant to this Option Agreement, each such option, upon proper exercise, entitling the Optionee to one share of Class B Common Stock pursuant to the terms set forth in the Prospectus and this Option Agreement.

                  Section 1.7 Fair Market Value. "Fair Market Value" of a share of the Corporation's Common Stock for any purpose on a particular date shall be determined in a manner such as the Committee shall in good faith determine to be appropriate; provided, however, that if the Common Stock is publicly traded, then Fair Market Value shall mean the last reported sale price per share of Common Stock, regular way, on such date or, in case no such sale takes place on such date, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on a national securities exchange or included for quotation on the Nasdaq-National Market, or if the Common Stock is not so listed or admitted to trading or included for quotation, the last quoted price, or if the Common Stock is not so quoted, the average of the high bid and low asked prices, regular way, in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotations system that may then be in use or, if the Common Stock is not quoted by any such organization, the average of the closing bid and asked prices, regular way, as furnished by a professional market maker making a market in the Common Stock as selected in good faith by the Committee or by such other source or sources as shall be selected in good faith by the Committee. If, as the case may be, the relevant date is not a trading day, the determination shall be made as of the next preceding trading day. As used herein, the term "trading day" shall mean a day on which public trading of securities occurs and is reported in the principal consolidated reporting system referred to above, or if the Common Stock is not listed or admitted to trading on a national securities exchange or included for quotation on the Nasdaq-National Market, any business day.

                  Section 1. 8 Option Price. "Option Price" shall mean the price per share of Common Stock at which the Option may be exercised.
"Aggregate Option Price" shall mean the Option Price multiplied by the number of Options to be exercised pursuant to a notice of exercise.

                  Section 1. 9 Prospectus. "Prospectus" shall mean the Prospectus and any Prospectus Supplements that are part of the Registration Statement filed on Form S-1 by DH and which set forth the terms of the Offering.

                  Section 1. 10 Registration Statement. "Registration Statement" shall mean the registration statement filed by DH with the SEC with respect to the registration of the securities of DH, some or all of which are the subject of the Offering.

                  Section 1. 11 Change in Control. "Change in Control" shall mean (i) a liquidating distribution to DH shareholders (or similar event); (ii) a combination, consolidation or merger where DH is not the survivor; (iii) any sale, exchange or other disposition of all or substantially all of DH's assets; or (iv) any public offering of DH's Securities at a company value of at least $25,000,000 with proceeds to DH of at least $15,000,000.

                  Section 1.12 Disability. "Disability" shall mean Grantee becomes physically, mentally or emotionally disabled, whether totally or partially, as determined by an independent qualified physician, so that Grantee is, in the good faith determination of the Committee, substantially unable to perform his assigned duties for (i) a period of two (2) consecutive months, or
(ii) shorter periods aggregating two (2) months during any twelve (12) month period, and Doctory Health Montgomery, LLC terminates Grantee's employment as a result thereof.

                                    ARTICLE 2

                               ISSUANCE OF OPTIONS

                  Section 2.1 Issuance of Options. DH hereby grants to Optionee, as of the date hereof (the "Grant Date") Seven Thousand (7,000) Options to purchase shares of Class B Common Stock at an exercise price of One Cent ($.01) per share (the "Option Price"), or such adjusted number of Options at such adjusted Option Price as may be established from time to time pursuant to the provisions of Article 5 hereof. Each Option, upon proper exercise thereof in accordance with this Option Agreement, entitles Optionee to purchase one share of DH Class B Common Stock.

                                    ARTICLE 3

                               EXERCISE OF OPTIONS

                  Section 3.1 Exercisability of Options. No portion of the Option granted to Optionee shall be exercisable by Optionee prior to the time such portion of the Option has become vested. Unless the Option has earlier terminated pursuant to the provisions of this Agreement, vesting of the Option shall become vested as follows: (a) the Option to purchase 3,000 shares of Class B Common Stock shall vest and be exercisable on October 1, 1999 to the extent that the Optionee has achieved at least 5,000 patient encounters or gross revenues from the practice of medicine in the Care Center of Dr. Robbie Moyer and Dr. Naseem Humayun of $240,000 per year (the "Performance Criteria"); and;
(b) the Option to purchase 4,000 shares of Class B Common Stock shall vest and be exercisable at the rate of 1,000 Options per year on October 1st of each year beginning on October 1, 2000 to the extent that the Optionee has achieved the Performance Criteria with respect to the 12-month period ending on September 30th of each year. Satisfaction of the Performance Criteria shall be determined by Dr. Robbie Moyer and/or Dr. Naseem Humayun, and such determination shall be set forth in a written notice to the Optionee.

                  Notwithstanding anything in this Section 3.1 to the contrary, Optionee must have been in the continuous employ of the Care Center of Drs. Moyer and Humayun within Doctors Health Montgomery, LLC from the Grant Date through the applicable vesting date for vesting of the Option to occur.

                  Section 3.2 Manner of Exercise. The Options may be exercised, in whole or in part, by delivering written notice of exercise to DH in such form as DH may require from time to time. Such notice shall specify the number of Options being exercised, and shall be accompanied by full payment of the Aggregate Option Price. In addition, such notice shall be accompanied by (i) a written acknowledgment of the restrictions on the transferability of the shares of Class B Common Stock executed in the form of the letter attached hereto and marked Exhibit A and (ii) a signed copy of a Stockholders Agreement in such form as DH may prescribe. Notwithstanding anything herein to the contrary, all Class B Common Stock issued pursuant to the Options shall be subject to the terms and conditions of said Stockholders Agreement. Payment of the Aggregate Option Price may be made (i) in cash, (ii) in a number of shares of Class B Common Stock (including shares of Class B Common Stock acquired upon the exercise of an option) having a total Fair Market Value on the Exercise Date equal to the Aggregate Option Price, or (iii) by a combination of the foregoing. Notwithstanding the foregoing, if the Common Stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, unless the Committee determines otherwise in its discretion, payment of the Option Price also may be satisfied, in whole or in part, by delivery of a properly executed exercise notice, together with irrevocable instructions; (i) to a brokerage firm approved by the Committee to deliver promptly to DH the aggregate amount of sale or loan proceeds to pay the Option Price and any withholding tax obligations that may arise in connection with the exercise, and
(ii) to DH to deliver the certificates for such purchased shares directly to such brokerage firm. The Options may be exercised only in multiples of whole shares of Class B Common Stock and no partial shares shall be issued.

                  Section 3.3 Issuance of Shares and Payment of Cash upon Exercise. Upon exercise of the Options, in whole or in part, in accordance with the terms of this Option Agreement and upon payment of the Aggregate Option Price, DH shall issue to Optionee the number of shares of Class B Common Stock equal to the number of Options being exercised and for which payment was received, in the form of fully paid and non-assessable Class B Common Stock.

                  Section 3.4 Reservation of Shares. DH shall at all times reserve and keep available for issuance upon the exercise of Options a number of its authorized but unissued shares of Class B Common Stock that will be sufficient to permit the exercise in full of all outstanding Options.

                                    ARTICLE 4
                             TERMINATION OF OPTIONS

                  Section 4.1 Upon Optionee's Death. Unless such Options are earlier terminated pursuant to the provisions of this Option Agreement, upon Optionee's death Optionee's executor, personal representative or the person to whom the Options shall have been transferred by will or the laws of descent and distribution, as the case may be, may exercise all or any part of the Options not previously exercised, provided such exercise occurs within twelve (12) months after the date Optionee dies, but not later than the end of the stated term of the Option and, provided further, that such person executes a Stockholders Agreement in such form as DH may prescribe.

                  Section 4.2 Termination of Employment For Reason Other Than Death or Disability. Unless earlier terminated pursuant to the provisions of this Option Agreement, Options granted to Optionee shall terminate with respect to any shares of Class B Common Stock as to which the Option has not been exercised, as of the date Optionee is no longer employed by either DH or an Affiliate for any reason other than Optionee's death or Disability.

                  Section 4.3 Termination of Employment By Reason of Disability. Unless the Options have earlier terminated pursuant to the provisions of this Option Agreement, in the event that Optionee ceases to be an employee of DH or an Affiliate by reason of Disability, Options that have not yet been exercised may be exercised in whole or in part at any time on or after the date of Disability, but not later than the end of the stated term of the Option or as otherwise provided by the provisions of Section 4.1 of this Option Agreement.

                                    ARTICLE 5
                                   ADJUSTMENTS

                  Section 5.1 Adjustment of Number of Options; Option Price. Subject to the provisions of this Article 5, the Option Price shall be subject to adjustment as follows:

                           (a) In the event any change is made to the Class
B Common Stock (whether by reason of (i) a merger, consolidation, reorganization or recapitalization of DH or (ii) a stock dividend, stock split, combination of shares, exchange of shares or other change in capital structure of DH effected without receipt of consideration), then, appropriate adjustments shall be made to the number of shares and Option Price of the Class B Common Stock subject to the Options.

                           (b) If DH is the surviving entity in any merger or
other business combination then the Options outstanding immediately after such merger or other business combination, shall be appropriately adjusted to apply and pertain to the number and class of securities that would be issuable to the Optionee in the consummation of such merger or business combination if the Options were exercised immediately prior to such merger or business combination, and appropriate adjustments shall also be made to the Option Price.

                                    ARTICLE 6
                                  MISCELLANEOUS

                  Section 6.1 No Rights of Stockholder. Optionee shall not have any of the rights of a stockholder with respect to the shares of Class B Common Stock that may be issued upon the exercise of the Options until such shares of Class B Common Stock have been issued to Optionee upon the due exercise of the Options.

                  Section 6.2 Nontransferability of Option. The Option shall be nontransferable otherwise than by will or the laws of descent and distribution. During the lifetime of Optionee, the Options may be exercised only by Optionee or, during the period Optionee is under a legal disability, by Optionee's guardian or legal representative.

                  Section 6.3 Non-Guarantee of Employment. Nothing in the Offering or this Option Agreement shall be construed as a contract of employment between DH, Doctors Health Montgomery, LLC (or an Affiliate), and Optionee, or as a contractual right of Optionee to continue in the employ of DH or an Affiliate, or as a limitation of the right of DH or an Affiliate to discharge Optionee at any time.

                  Section 6.4 Withholding Taxes. DH or any Affiliate shall have the right to deduct from any compensation or any other payment of any kind (including withholding the issuance of shares of Class B Common Stock) due Optionee the amount of any federal, state or local taxes required by law to be withheld as the result of the exercise of the Option or the disposition of shares of Class B Common Stock acquired pursuant to the exercise of the Option. In lieu of such deduction, DH may require Optionee to make a cash payment to DH or an Affiliate equal to the amount required to be withheld. If Optionee does not make such payment when requested, DH may refuse to issue any Class B Common Stock certificate until arrangements satisfactory to the Company for such payment have been made.

                  Section 6.5 Agreement Subject to Charter and By-Laws. This Agreement is subject to the Charter and By-Laws of DH, and any applicable federal or state laws, rules or regulations.

                  Section 6.6 Headings. The headings in this Option Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Option Agreement.

                  Section 6.7 Notices. All notices and other communications made or given pursuant to this Option Agreement shall be in writing and shall be sufficiently made or given if hand delivered or mailed by certified mail, addressed to Optionee at the address contained in the records of DH or an Affiliate, or to DH for the attention of its Secretary at its principal office.

                  Section 6.8 Entire Agreement; Modification. This Option Agreement contains the entire agreement between the parties with respect to the subject matter contained herein and may not be modified, except in a written document signed by each of the parties hereto.

                  Section 6.9 Counterparts. This Option Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

                  Section 6.10 Governing Law. This Option Agreement shall be governed by and construed under the laws of the State of Maryland without regard to conflicts of law.

                  IN WITNESS WHEREOF, the parties have executed this Option Agreement as of the date first above written.


                                                     DOCTORS HEALTH, INC.

                                                 By: _________________________
                                                     Stewart B. Gold, President

                                                     OPTIONEE

                                                 By: _________________________
                                                     Christine Saba, M.D.

                                    EXHIBIT A

Doctors Health, Inc.
10451 Mill Run Circle, 10th Floor
Owings Mills, Maryland  21117

Gentlemen:

                  I hereby exercise _________ Options granted to me on ________________, 1998, by Doctors Health, Inc. (the "Company"), subject to all the terms and provisions of the Option Agreement dated _______________, 1998 and notify you of my desire to purchase ____________ shares of Class B Common Stock of DH at a price of $.01 per share pursuant to the exercise of said Options, for a total purchase price of $_________.

          I hereby confirm that I am a party to a Shareholders Letter Agreement with DH (or will be upon DH's execution of the Shareholders Letter Agreement executed by me and attached hereto) pursuant to which I have agreed to certain restrictions on the transferability of the shares of Class B Common Stock issued to me upon exercise of the Options and other matters relating thereto, and the certificates for the Shares to be issued to me shall contain a legend to that effect.

Total Amount Enclosed:  $__________

Date:___________________________                 ______________________________
                                                                     (Optionee)

Received by Doctors Health, Inc. on

______________________________, 19____

By: ________________________________
      Name:
      Title: